Exhibit 99.1

Safe Bulkers, Inc. Announces Exercise of Overallotment Option

Athens, Greece, March 26, 2010 – Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today that the underwriters of its previously announced public offering have exercised in full their overallotment option to purchase an additional 1,350,000 shares of common stock from the Company (the “Overallotment”), at a price of $7.00 per share. The exercise of the Overallotment is expected to generate approximately $9,450,000 in gross proceeds to the Company, before the underwriting discount and other offering expenses.

On Wednesday, the Company announced the closing of its public offering of 9,000,000 shares of common stock (the “Public Offering”), at a price of $7.00 per share (the “Public Offering Price”), as well as the closing of the concurrent private placement of 1,000,000 shares of its common stock to Vorini Holdings Inc., the controlling shareholder of the Company (the “Private Placement”), at the Public Offering Price. Total gross proceeds from the Public Offering, the Private Placement and the Overallotment are expected to be $79,450,000 and the total number of shares sold will be 11,350,000.

BofA Merrill Lynch and Credit Suisse acted as joint book-running managers and Evercore Partners, Cantor Fitzgerald & Co., DnB NOR Markets, Oppenheimer & Co. and RBS acted as co-managers of the Public Offering, which was made under an effective shelf registration statement.

The final prospectus supplement and accompanying base prospectus relating to the Public Offering has been filed with the Securities and Exchange Commission (“SEC”) and is available at the SEC’s website at http://www.sec.gov.  Copies of the final prospectus supplement and accompanying base prospectus may also be obtained from BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attn: Prospectus Department; email: prospectus.requests@ml.com or Credit Suisse Securities (USA) LLC, Attn: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, phone: 1-800-221-1037.

About Safe Bulkers, Inc.

Safe Bulkers, Inc. is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly grain, iron ore and coal, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock is listed on the NYSE, where it trades under the symbol “SB”.  The Company maintains its offices at 30-32 Avenue Karamanli, P.O. Box 70837, 16605 Voula, Athens, Greece.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1933, as amended, and in Section 21E of the Securities Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters.  Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct.  These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company.  Actual results may differ materially from those expressed or implied by such forward-looking statements.  Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission.  The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Athens, Greece

Tel.: +30 (210) 899-4980

Fax: +30 (210) 895-4159

Investor Relations / Media Contact:

Ramnique Grewal

Vice President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax:  (212) 661-7526

E-Mail: safebulkers@capitallink.com